Exhibit 99.1

ProQR Achieves Successful Defense of New Challenge to its Axiomer™ IP Portfolio

LEIDEN, Netherlands & CAMBRIDGE, Mass., April 19, 2024 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies, today announced it has again successfully defended against opposition filed against a key patent for its ADAR-mediated RNA editing platform Axiomer™.

The opposition was filed in June 2021 with the European Patent Office (EPO) by a strawman against ProQR’s granted patent EP 3 507 366 B1, which relates to editing oligonucleotides that have certain chemical modifications in the base and/or ribose sugar to increase stability and recruit endogenous ADAR to edit the target adenosine. This patent is part of ProQR’s intellectual property estate surrounding its Axiomer RNA editing platform and the current generation of its molecules. The Opposition Division of the EPO held a public hearing on April 17, 2024, and ruled such that ProQR’s strong IP position on chemically modified editing oligonucleotides was maintained.

The patent contains broad platform claims including: “An antisense oligonucleotide (AON) capable of forming a double stranded complex with a target RNA sequence in a cell, preferably a human cell, for the deamination of a target adenosine in the target RNA sequence by an ADAR enzyme present in the cell…”, which protects ProQR’s proprietary ADAR mediated RNA editing platform Axiomer.

“This decision further supports the confidence we have in the broad scope conferred by our IP estate protecting our proprietary Axiomer ADAR-mediated RNA editing technology platform, and the use of chemically modified oligonucleotides to increase stability and recruit endogenous ADAR to edit the target adenosine,” said René Beukema, Chief Corporate Development Officer and General Counsel. “Given the importance and value of our IP portfolio, we intend to continue to defend against such challenges and remain confident in our leading position, as we progress our science, platform, and pipeline.”

ProQR invented the use of endogenous ADAR in RNA editing in 2014 and filed a first patent application in that same year. Since then, ProQR has filed multiple additional patent applications on further improvements to form a leading patent estate that supports ProQR’s ADAR-mediated RNA editing platform Axiomer. Today ProQR has extensive patent protection related to the Axiomer RNA editing platform, including 15 published patent families, that currently comprise a total of 28 patents. Beyond this, ProQR has several unpublished patent applications and continuously invests in expanding its IP estate around ADAR-mediated RNA editing.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our patent estate, including its anticipated strength and our continued investment in it, as well as the potential of our Axiomer RNA editing technology platform and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; our reliance on contract manufacturers or suppliers to supply materials for research and development and the risk of supply interruption or delays from suppliers or contract manufacturers; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts.. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

For ProQR Therapeutics N.V.

Investor contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Media contact:
Robert Stanislaro
FTI Consulting
T: +1 212 850 5657
robert.stanislaro@fticonsulting.com